FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Articles of Amendment to the Amended and Restated Articles of Incorporation of Seanergy Maritime Holdings Corp. (the "Company") that were filed on June 17, 2011 with the Registrar of Corporations of the Republic of the Marshall Islands.

     Attached hereto as Exhibit 2 is the Company’s press release dated June 27, 2011, announcing that the Company has entered into new time charter agreements for one of its Panamax vessels and two of its Capesize vessels.

     Exhibit 1 attached hereto is hereby incorporated by reference into the Company's registration statements filed with the U.S. Securities and Exchange Commission on Form F-3 (File Nos. 333-166697 and 333-169813).

EXHIBIT 1

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Dale Ploughman, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.

2.
The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, and were amended and restated in their entirety as of the 11th day of July, 2008 and were further amended as of the 17th day of July, 2009 and as of the 22nd day of July, 2010.

3.	Paragraph FOURTH of the Amended and Restated Articles of Incorporation, as amended, is hereby further amended by adding the following paragraph at the end:

"Effective with the commencement of business on June 24, 2011, the Company has effected a 1 for 15 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from 109,773,980 to 7,318,265 as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock the Company is authorized to issue or the par value of the common stock.  The stated capital of the Company is hereby reduced from $10,977.40 to $731.83 as adjusted for the cancellation of the fractional shares and the amount of $10,245.57 as adjusted for the cancellation of fractional shares is allocated to surplus."

4.	All of the other provisions of the Amended and Restated Articles of Incorporation, as amended, shall remain unchanged.

5.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of shareholders of the Corporation held on January 4, 2011.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed this Third Amendment to the Amended and Restated Articles of Incorporation on this 17th day of June, 2011.

/s/ Dale Ploughman
Name: Dale Ploughman
Title:   Chief Executive Officer

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
NEW TIME CHARTER AGREEMENTS FOR THREE OF ITS VESSELS

June 27, 2011 – Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIPD; SHIP.W) announced today that the Company has entered into new time charter agreements for one of its Panamax vessels and two of its Capesize vessels.

The M/V BET Intruder, a 69,235 dwt Panamax dry bulk carrier built in 1993, has entered into a time charter agreement for a period of about eleven to about thirteen months at a gross charter rate of $12,250 per day. The charter will commence after the completion of the M/V BET Intruder's current trip.

Each of the M/V BET Fighter and M/V BET Scouter has entered into a time charter agreement for a period of about eleven to about thirteen months at a gross charter rate linked to the adjusted Time Charter Average of the Baltic Exchange Capesize Index. Both charters commenced in June 2011. The M/V BET Fighter is a 173,149 dwt Capesize dry bulk carrier built in 1992, and the M/V BET Scouter is a 171,175 dwt Capesize dry bulk carrier built in 1995.

As a result of these new charter party agreements, the Company has time charter arrangements that cover its ownership days 90% for 2011, 59% for 2012 and 23% for 2013, based on the latest redelivery date of the charter party agreements.

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: ''We are pleased to announce the period employment of three of our vessels with a counterparty whom we believe is both credible and reliable. Since the beginning of 2011 and in the face of volatile market conditions, we have increased our employment coverage from 79% to 90% for 2011 and from 38% to 59% for 2012, demonstrating our commitment to a fleet employment strategy of significant time charter coverage with well-known charterers''.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,693 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIPD" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

 /s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer

Dated: June 27, 2011

SK 26979 0001 1207693